AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 1999
                                             Securities Act File No. 333-73137
                                     Investment Company Act File No. 811-09229

===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.c. 20549
                               ----------------

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT

                     (Pursuant to Section 13(E)(1) of the
                       Securities Exchange Act of 1934)
                                AMENDMENT NO. 1
               MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.
                               (Name of Issuer)
             MERRILL LYNCH HIGH SENIOR FLOATING RATE FUND II, INC.
                     (Name of Person(s) Filing Statement)
               Shares of Common Stock, Par Value $0.10 Per Share
                        (Title of Class of Securities)
                                 59021MR 10 2
                     (CUSIP Number of Class of Securities)
                                Terry K. Glenn
               Merrill Lynch Senior Floating Rate Fund Ii, Inc..
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications On Behalf of Person(s) Filing Statement)

                                  COPIES TO:

Frank P. Bruno, Esq..                       Patrick D. Sweeney, Jr., Esq.
Brown & Wood Llp                            Merrill Lynch Asset Management
One World Trade Center                      P.o. Box 9011
New York, New York  10048-0557              Princeton, New Jersey  08543-9011

                                        July 21, 1999
                            (Date Tender Offer First Published
                            Sent or Given to Security Holders)

===============================================================================

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch Senior Floating Rate Fund II, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 1,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on July 21, 1999 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities and Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

     The offer terminated at 12:00 midnight, Eastern time, on August 17, 1999 (the "Expiration Date"). Pursuant to the Offer, 475,992.736 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.01 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $4,764,687.29.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.

August 25, 1999                           By  /s/ Terry K. Glenn
                                              ---------------------------
                                              (Terry K. Glenn, President)



                               Brown & Wood LLP
                            One World Trade Center
                         New York, New York 10048-0557
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599

VIA ELECTRONIC FILING
---------------------

                                                       August 25, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Division of Investment Management

      Re: Merrill Lynch Senior Floating Rate Fund II, Inc. Amendment No. 1 to Issuer Tender Offer Statement
           on Schedule 13E-4, Securities Act File No. 333-73137, Investment Company Act File No. 811-09229.
           ------------------------------------------------

Dear Sirs:

     On behalf of Merrill Lynch Senior Floating Rate Fund II, Inc. (the "Fund"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder is Amendment No. 1 to the Issuer Tender Offer Statement of the Fund on Schedule 13E-4. Amendment No. 1 constitutes the final amendment reporting the results of the issuer tender offer. The tender offer commenced on July 21, and terminated on August 17, 1999.

     Please direct any comments or questions with respect to this filing to the undersigned at (212) 839-5346.

                                             Very truly yours,

                                             /s/ Marian S. Singer